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Silent as the Grave Movie, LLC

entertainment film crowdfunding motion picture

A high-tension, thrilling mystery film that offers hope in the midst of tragedy

SILENTASTHEGRAVEMOVIE.COM MOKENA



INSPIRED BY TRUE EVENTS
SILENT AS THE GRAVE
EVERY FAMILY HAS ITS SECRETS



This story has a lot of meaning for me not only because it is based on my family's past but also because of the themes it explores - the importance of family and the power of forgiveness. Everyone loves a good mystery. We believe the market for this genre is under-served, which provides us a great opportunity for success!

Brad Podowski Writer/Producer @ Silent as the Grave Movie, LLC

ABOUT UPDATES GRAPEVINE ASK A QUESTION ADMIN

Why you may want to support us...

1. Producer's previous film had a worldwide release and is on track to return a profit within 2 years of its release.
2. This film already has a distribution LOI from Vision Video. They are interested in acquiring domestic and international rights.
3. Our Team has produced 15+ Films, winning over 12 awards collectively along the way.
4. Our previous film, Redemption Way, has been on our distributor's best-selling list for nearly two years.
5. We are a multi award-winning production team who will be targeting two of the largest movie-going audiences with this film.
6. Join us in delivering a positive message to the masses.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Brad Podowski
Writer/Producer
Brad Podowski is an award-winning film producer. His debut feature won the bronze award for best drama under $250,000 at the ICVM film festival. He has been writing and producing film and video content for over 10 years.



William Carroll
Co-Producer
Bill Carroll has served as associate producer or consulting producer on over 15 projects including narrative features, documentaries and animated series, which have aired on PBS affiliates nationwide.

Why people love us

Totally honest, hard working man giving his best for the world!

Susan Thomas
Customer

Brad is great at setting a scene and touching the heart as a story unfolds.
Randy Roberts Friend



Bill is a friend and an all around good guy-a decent person. But one thing that I see in Bill is that he is passionate about film-making. you can see it in his face and mannerisms when he talks about his work. His passion for his work, and this project in particular, make him worth vouching for.
David Bielecki Friend

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Downloads

SATG Pitch Deck 2019.pdf

Silent as the Grave

The world's first mystery film funded by investors like you!


SILENT AS THE GRAVE

Chris, an obsessive documentary filmmaker, battles powerful unknown forces as he investigates his Uncle Edgar's mysterious death, a tragedy that has plagued his family for decades.

This thrilling mystery explores the dark side of the human condition, while offering hope in the midst of tragedy.

A Track Record of Success

In 2017, we produced an award-winning, low budget film, *Redemption Way*. We acquired worldwide distribution and placed in two festivals. We are now on track to turn a profit after only 2 years of its release. In short, we know how to make a quality film with limited resources.

There is a sweet spot in terms of production quality and budget that will maximize our opportunity for a return on investment. Based on our comparable films, the budget range for that in today's market is between $100-200k.


Comparable Crime/Drama Movies
Thousands of Dollars
$1,800.00
$1,350.00
$900.00
$450.00
$0.00
100
1,596
150
1,776
200
237
270
592
A Ghost Story (2018)
Another Earth (2011)
Middle of Nowhere (2012)
Compliance (2012)
Budget
Gross Revenue

Our Distribution Plan

We are fortunate enough to already have a distribution letter of intent from Vision Video. They are interested in acquiring domestic and international distribution rights. We have a great relationship with Vision Video as they acquired worldwide distribution for our previous film, Redemption Way. However, we will continue to build relationships with other distributors as we move forward in order to secure the best possible offer for our team and investors.

team and investors.

Selling a movie to a distributor is one of the best options for independent producers and investors to turn a substantial profit. Distribution companies that focus mostly on smaller independent films have bid in the $50k to $500k range. Distributor Anchor Bay offered $250k for A Horrible Way To Die (2010), which was made for $96k.

A more recent indie success, A Ghost Story (2017), was made for $100k, and was picked up by distributor A24 and went on to make 1.9 million dollars! For an independent film like *Silent as the Grave*, this opens up a big window of opportunity to turn a profit.

Our Proof of Concept Trailer

The purpose of the video is to communicate the concept, style and theme of the film to potential investors.


SATG Proof of Concept Trailer
01:11
vimeo

The Vision

Our vision for the film is to draw inspiration from such noir classics as "The Maltese Falcon", "Chinatown" and "Rear Window" while combining it with contemporary film language. We will be working within a Neo-noir aesthetic.









Investor Q&A

– COLLAPSE ALL

What does your company do?

Silent as the Grave Movie, LLC's sole purpose is to produce the feature film, "Silent as the Grave." A separate LLC from the production company is formed to protect its equity members and managers. We are an award-winning team who has produced over 15 films, which have been released worldwide and have aired on PBS affiliates nationwide.

Where will your company be in 5 years?

In five years "Silent as the Grave" will be complete and distributed worldwide. We plan to continue making entertaining films that inspire people, are profitable and reach a large audience.

Why did you choose this idea?

This story has a lot of meaning for me not only because it is based on my family's past but also because of the themes it explores - the importance of family and the power of forgiveness. Everyone loves a good mystery. We believe the market for this genre is under-served, which provides us a great opportunity for success!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Forgiveness is an ideal we can all embrace in this current cultural climate. Family values are eroding away as many fight for their own individual desires while neglecting the greater whole of our society. The universal themes we explore in this film are worth striving for, now and into the future. Our mission as filmmakers is to inspire audiences with an uplifting, positive message. It is what brings purpose to our lives as filmmakers. We have done this with our last 15 films and will continue to do so with each film we produce.

What is your proudest accomplishment?

Redemption Way, our debut feature film, was entered into two film festivals and were official selections in both. At the ICVM festival, we won the bronze award for best drama under $250,000. We also acquired worldwide distribution for the film. We are very proud of that. We are also on track to earn a profit after only 2 years of the film's release.

How far along are you? What's your biggest obstacle?

Over the past year, we have been writing, rewriting and refining the script. It's taken six drafts to get where we are today but we're really happy with the results and are excited to move forward! We have already begun to generate excitement about the project from our fan base. We have produced a proof of concept trailer, created a website for the film, have begun to interview cast and crew and have been in talks with a successful casting company in Chicago.

Our biggest obstacle right now is financing and the timing of it. The story dictates that we shoot in the winter, so in order to do so, we need to get the financing in place as soon as possible to begin principal photography this winter.

Who are your competitors? Who is the biggest threat?

Everyone loves a good mystery. Some of the great classics are mystery films. For example, Citizen Kane, Rear Window, Touch of Evil and Chinatown. The Hallmark Channel has their own mystery division, "Movies and Mysteries", which the NY Post describes as "niche movie ratings gold". However, Hallmark mainly serves the television market. In the rare instances that they did produce an original film, it has done very well. "Signed, Sealed, Delivered: To the Altar" is a Hallmark Movies & Mysteries Original and is rated #11 on the top 100 bestselling DVDs on Amazon. We believe the market for this genre is under-served, which provides us a great opportunity to make a substantial profit. However, a substantial profit is of course, not guaranteed.

What do you understand that your competitors don't?

There is a sweet spot in terms of production quality and budget that will maximize our return on investment. Based on our comparable films, the budget range for that in today's market is around $150k. Keeping the production costs at a minimum, but not too low to sacrifice quality, is where this film needs to be to create the best opportunity to make a return for our investors.

We are targeting two of the largest movie-going audiences 1) The Mainstream Market - Male & Female, ages 25-39 and 2) The Faith & Family Audience. This high-tension thrilling mystery film has been carefully crafted to bridge the gap between both audiences. It is exhilarating for date night entertainment but still PG-13-safe enough for the family. This will maximize our opportunity for a great return on investment, which of course is not

guaranteed.

How will you make money?

We are fortunate enough to already have a distribution LOI from Vision Video/Gateway Films. They are interested in acquiring domestic and international distribution rights to "Silent as the Grave". We have a great relationship with Vision Video as they acquired worldwide distribution for our previous film, Redemption Way. Vision Video is committed to maximizing distribution of the film in order to reach as many markets as possible. We will continue to build relationships with other distributors as we move forward in order to [illegible]